July 25, 2024

VIA EDGAR

United States Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino and Jan Woo

Re:	Trustfeed Corp.
Information Statement on Schedule 14C
Filed July 17, 2024
File No. 000-56555

Ladies and Gentlemen:

On behalf of our client, Trustfeed Corp. (the “Company”), we hereby transmit this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated July 23, 2024 (the “Comment Letter”), with respect to the Company’s Information Statement on Schedule 14C (the “Information Statement”).

The Staff’s comment calls for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Information Statement.

The Company’s responses are set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. To assist the Staff’s review, the comment from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used in the Company’s responses not otherwise defined shall have the meanings ascribed to those terms in the Information Statement.

Information Statement on Schedule

14C General

1.	We note your disclosure that the actions taken by written consent on July 11, 2024 are conditions to the closing of your merger agreement with Polomar Specialty Pharmacy, LLC. Please revise your information statement to provide the information required by Item 14 of Schedule 14A. Alternatively, provide a detailed legal analysis explaining why you believe you are not required to provide this information. Refer to Item 1 of Schedule 14C and Note A of Schedule 14A.

The Company respectfully advises the Staff that it previously reviewed and considered Item 14 (“Item 14”) and Note A (“Note A”) to Schedule 14A, as well as the Division of Corporation Finance’s Compliance and Disclosure Interpretations Question 151.02 (“Question 151.02”), in determining whether to include in the Information Statement the disclosures required by Item 14. The Company determined, and continues to believe, that Item 14 is inapplicable to the various corporate actions described in the Information Statement (the “Corporate Actions”).

First, none of the Corporate Actions relate to (1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution, as each of the Corporate Actions stands on its own and is expected to be effected regardless of the successful consummation or termination of the Merger.

Second, Note A is inapplicable because the Corporate Actions (1) do not involve other matters with respect to which information is called for by other items of Schedule 14A, (2) there was no solicitation of securityholders for the purposes of authorization of additional securities which are to be used to acquire another specified company, and (3) the Company’s securityholders are not required to, nor did they, vote on the Merger; rather, the Company already received majority stockholder approval for the Corporate Actions independent of the Merger and the Merger Agreement, in accordance with applicable Nevada law.

Third, the Corporate Actions can be distinguished from the scenario described in Question 151.02 because obtaining approval of the various Corporate Actions is not necessary for the Company to meet its obligations under the Merger Agreement or any other instrument entered into in connection with the Merger, notwithstanding the conditions to close in the Merger Agreement, for the reasons described below. Further, there is no substantial likelihood that a reasonable security holder would consider the Merger information important in making a voting decision on the Corporate Actions based on the relevant facts and circumstances and, therefore, the Corporate Actions are not an “integral part” of the Merger, as contemplated by Question 151.02. Finally, for the reasons discussed more fully below, we believe that the information required by Item 14 is not material to, and could potentially mislead, our shareholders in connection with the Corporate Actions.

Item 14

Item 14 states, in part, that, “If action is to be taken with respect to any of the following transactions, provide the information required by this Item:

(1) A merger or consolidation;

(2) An acquisition of securities of another person;

(3) An acquisition of any other going business or the assets of a going business;

(4) A sale or other transfer of all or any substantial part of assets; or

(5) A liquidation or dissolution.”

None of the Corporate Actions fall within any of the above actions, as the Corporate Actions generally relate instead to the (a) authorization and approval of an amendment to the Company’s Articles of Incorporation, as amended (the “Existing Articles”), to effect a change of name of the Company (the “Name Change”), (b) authorization and approval of an amendment to the Existing Articles to effect an increase in the number of authorized shares of the Company’s “blank check” preferred stock to 5,000,000 (the “Authorized Stock Increase”), (c) authorization and approval of an amendment to the Existing Articles, to effect a reverse stock split (the “Reverse Stock Split”) and (d) adoption of the Company’s 2024 Equity and Incentive Compensation Plan (the “Incentive Plan”).

Additionally, the Company respectfully submits that the inclusion of information required by Item 14 may, in fact, cause confusion regarding the nature of the Corporate Actions and mislead shareholders by suggesting that the Company is asking for their vote, in part, to approve or disapprove the consummation of the Merger indirectly through the Corporate Actions. As no action is to be taken with respect to any matter set forth in any of the above actions in Item 14, including the information required by Item 14 with respect to the Merger risks causing confusion and potentially misleading shareholders.

Note A

Note A to Schedule 14A states that:

“[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items shall also be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.”

We respectfully submit that the Corporate Actions do not involve another matter (i.e., the Merger) with respect to which information is called for by other items of Schedule 14A, notwithstanding the conditions to close in the Merger Agreement, and therefore the information called for by Item 14 need not be given. The Corporate Actions can be differentiated from the example in Note A because, unlike in Note A, the Company’s shareholders have not been (and will not be) asked to approve the issuance of additional securities that are to be used to acquire another company. While the Company has obtained majority consent of its shareholders to approve each of the Corporate Actions, the Corporate Actions are not to be effected “to acquire another specified company” as cited in Note A.

As disclosed in the Company’s public filings, the Company has been anticipating entering into a future transaction which would result in the acquisition of one or more businesses, companies or assets classes. As part of that process, the Company determined that it needed to make adjustments to its capitalization to make the Company more attractive to potential merger candidates, employees and investors. Accordingly, the Company proceeded to effect the (a) Authorized Stock Increase, (b) Reverse Stock Split and (c) adoption of the Incentive Plan, all incidental to and in parallel with the Merger, but not as a result of the Merger Agreement or the Merger. Additionally, although the Corporate Actions include the Name Change, the Name Change is expected to be effected regardless of whether the Merger is actually consummated, as the Company wishes to move away from the “Trustfeed” brand as it moves into other business opportunities and it can rebrand itself under the new name “Polomar Health Services, Inc.” regardless of whether it actually acquires Polomar (for instance, the Company has a license to certain intellectual property and it can brand this new potential business under the new name even if the Merger is not consummated). Conversely, the parties to the Merger Agreement also have the right to waive the Name Change and the other Corporate Actions as a closing condition. In fact, the inclusion of the Name Change in the Merger Agreement as a closing condition, along with the other Corporate Actions, are merely included in the Merger Agreement to allow the Company to move forward with such actions during the pendency of the Merger, and not because the parties do not intend to close the Merger in the event the Corporate Actions are not effected. To clarify this intention and avoid any confusion, the Company has revised the disclosure on pages 4, 5, 9, 10 and 12 of the Information Statement, and is filing an Amendment No. 1 to the Information Statement concurrently with this letter to reflect such revisions.

The Company’s Board had full authority, without shareholder approval, to consummate the transactions contemplated by the Merger Agreement and to issue its common stock pursuant to the transaction. No Company shareholder vote has been or is being sought with respect to the authorization of the Merger or the issuance of Company securities that may be used to acquire Polomar. Rather, the Company’s majority shareholder already consented to the Corporate Actions as required by applicable Nevada law, independent of the Merger Agreement and the Merger.

The vote of the Company’s majority shareholder to approve the Corporate Actions is independent of, and will neither have any bearing on, nor facilitate, the completion of the Merger, in spite of the closing conditions in the Merger Agreement, as the parties have expressed a desire to consummate the Merger as soon as practicable, without waiting for the effectiveness of any of the Corporate Actions. The Company’s shareholders neither have the legal right to unwind the Merger Agreement nor to vote upon the Merger.

The Corporate Actions instead relates to the independent question of making the Company more attractive to potential merger candidates, employees and investors, regardless of the status of, or even existence of, the Merger Agreement and the Merger. If the Company and Polomar determine not to proceed with the Merger or if it otherwise fails to close, the Company still intends to proceed with the Corporate Actions, and if the Company for whatever reason does not proceed with the Corporate Actions, the Company still expects to proceed with the Merger.

Question 151.02

Question 151.02, which provides guidance interpreting Note A, describes a scenario where the solicitation of shareholder approval by a registrant for the authorization of the issuance of additional shares of common stock following the closing of an acquisition of another company would “involve” such acquisition for purposes of Note A and therefore would require the registrant to include in the proxy statement information about the acquisition called for by Schedule 14A. Question 151.02 explains that “[a] proposal “involves” another matter within the meaning of Note A when information about the other matter that is called for by Schedule 14A is material to a security holder’s voting decision on the proposal presented.” Crucially, Question 151.02 continues that “[t]he determination as to whether there is a substantial likelihood that a reasonable security holder would consider the information important in making a voting decision on a proposal ultimately depends on all the relevant facts and circumstances.”

As previously explained, the Merger Agreement and the Merger were not material to the majority stockholder’s approval of the Corporate Actions, as they are all incidental to the Merger Agreement and the Merger, and are being done in parallel to the Merger and not as a result of the Merger. Furthermore, all of the relevant facts and circumstances clearly show that the information with respect to the Merger and the Merger Agreement are not important in making a voting decision by the majority shareholder of the Company, who previously approved the Corporate Transactions without benefit of the information otherwise called for by Item 14. In any event, relevant information regarding the Merger and the Merger Agreement have been previously filed by the Company in a Current Report on Form 8-K with the Commission, and will continue to be filed in its periodic and current reports with the Commission in accordance with the rules and regulations thereunder.

In light of the foregoing, the Company respectfully submits that the information on the Merger otherwise required by Item 14 is inapplicable to the information to be provided to the Company’s shareholders with respect to the Corporate Actions and is immaterial to the voting decisions with respect to the Corporate Actions based upon all of the relevant facts and circumstances. Such information, if included in the Information Statement, may in fact cause confusion regarding the nature of the Corporate Actions and mislead shareholders into believing that the Corporate Actions are related to the Merger or that they are conditioned on each other.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox
STEPHEN E. FOX

For the Firm

cc:	Trustfeed Corp.